FAIRBORNE ENERGY TRUST

NOV 2 8 2005
WASH. D.C.
192
SECTION

November 16, 2005

05012893

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

SUPPL

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

PROCESSED
NOV 3 0 2005
THOMSON FINANCIAL

Marci Morton

Marci Morton
Executive Assistant & Office Manager

dlw 11/30

Main: (403) 290-7750 Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

File #82-34836

FAIRBORNE
ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.13 PER UNIT

November 15, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of November 2005. The distribution will be paid on December 15, 2005 to Unitholders of record on November 30, 2005. The ex-distribution date is November 28, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

File #82-34836

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Trust

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, AARON G. GRANDBERG, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

Aaron Grandberg
Vice-President, Finance and
Chief Financial Officer
Fairborne Energy Trust

File #82-34836

FAIRBORNE ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE NOVEMBER 15, 2005

November 8, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.03340 to 1.04055. This increase will be effective on November 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	October 31, 2005
Opening Exchange Ratio:	1.03340
Fairborne Energy Trust Distribution per Unit:	$0.11
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of August):	$15.90
Increase in Exchange Ratio (**):	0.00715
Effective Date of the Increase in Exchange Ratio:	November 15, 2005
Exchange Ratio as of the Effective Date:	1.04055

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

File #82-34836


THIRD QUARTER REPORT
FAIRBORNE
ENERGY TRUST
Q3/05

FAIRBORNE ENERGY TRUST – 2005 THIRD QUARTER INTERIM FINANCIAL & OPERATING RESULTS

For the period ended September 30, 2005

HIGHLIGHTS

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
FINANCIAL *($ thousands, except per share amounts)*				
Petroleum and natural gas revenue	[illegible]	35,391	[illegible]	83,629
Funds generated from operations	[illegible]	19,784	[illegible]	44,830
Per unit - basic	$ [illegible]	$ 0.48	$ [illegible]	$ 1.17
Per unit - diluted	$ [illegible]	$ 0.44	$ [illegible]	$ 1.09
Net income	[illegible]	3,463	[illegible]	9,544
Per unit - basic	$ [illegible]	$ 0.08	$ 0.40	$ 0.25
Per unit - diluted	$ [illegible]	$ 0.08	$ 0.40	$ 0.23
Exploration and development expenditures	[illegible]	35,988	[illegible]	76,078
Acquisitions, net of dispositions	[illegible]	68,426	[illegible]	168,988
Working capital deficit (excess)	[illegible]	25,393	[illegible]	25,393
Bank indebtedness	[illegible]	69,698	120,640	69,698
OPERATING *(Units as noted)*				
Production				
Natural gas (Mcf per day)	[illegible]	32,569	[illegible]	26,964
Crude oil (bbls per day)	[illegible]	3,038	[illegible]	2,497
Natural gas liquids (bbls per day)	[illegible]	348	407	243
Total (BOE per day)	[illegible]	8,814	[illegible]	7,234
Average sales price				
Natural gas ($ per Mcf)	[illegible]	6.65	[illegible]	6.69
Crude oil ($ per bbl)	[illegible]	49.16	[illegible]	45.22
Natural gas liquids ($ per bbl)	[illegible]	47.65	[illegible]	44.65
Netback per BOE ($ per BOE)				
Petroleum and natural gas sales	[illegible]	43.64	[illegible]	42.19
Royalties	[illegible]	(9.13)	(11.01)	(9.14)
Transportation	[illegible]	(0.05)	(0.67)	(0.05)
Operating expenses	[illegible]	(7.46)	(8.57)	(7.46)
Operating netback	[illegible]	27.00	31.14	25.54
Wells drilled (gross)	[illegible]	23	[illegible]	77
Undeveloped land (net acres)	195,759	232,540	195,759	232,540

2005 THIRD QUARTER REPORT TO UNITHOLDERS

HIGHLIGHTS

- Record cash flow from operations for the third quarter was $35.4 million or $0.68 per unit including exchangeable shares
- Increase of 18% in monthly distributions from $0.11 to $0.13 per unit, commencing with the December 15, 2005 distribution
- Third quarter operating netback of $36.52 per BOE
- Payout ratio for the third quarter of 42% excluding exchangeable shares
- Third quarter average production was 11,321 BOE per day (73% natural gas)
- Capital investment was $18.6 million for the quarter
- Net debt to cash flow of 0.91 times based on third quarter annualized cash flow
- Increase in bank facility from $140 million to $180 million

UNITHOLDER'S UPDATE

During its first full quarter of operations as a Trust, Fairborne Energy Trust (the "Trust" or "Fairborne") recorded increased production levels and achieved record netbacks and cash flows. Strong natural gas prices over the summer months contributed to funds generated from operations in excess of $35 million, a 49% increase from the immediately preceding second quarter.

Due to recent volatility in the commodity energy markets, Fairborne has been actively adjusting its hedging position to benefit from strong prices and provide stability for future cash flows. The Trust will continue to commit a greater portion of its production to price contracts utilizing primarily shorter term hedges with floor based instruments. Utilizing primarily floor based instruments (collars, participating swaps, puts) allows the Trust to benefit from upside price exposure. In addition, during the third quarter, Fairborne moved towards using natural gas instruments that settle against the daily price indexes rather than monthly indexes to maximize exposure to high volatility.

Consistent with increased funds generated from operations, the Trust's cash available for distribution was substantially higher than anticipated, resulting in a 42% payout ratio for unit distributions during the third quarter. As a result, the Trust is pleased to announce an increase of 18% in the monthly distribution to $0.13 per unit from $0.11 per unit. This increased distribution will be paid commencing on December 15, 2005 and is expected to bring the future payout ratio closer to the 50% – 60% range, which is the Trust's target distribution ratio.

In November 2005, Fairborne increased its credit facilities from $140 million to $180 million. With increased credit facilities and total debt-to-cash flow less than 1.0 times based on annualized third quarter results, the Trust remains in a strong financial position.

OPERATIONS UPDATE

During the third quarter, Fairborne drilled 26 wells (14.3 net) resulting in 22 natural gas wells (12.5 net) and 4 oil wells (1.8 net) with a 100% success rate.

Trust production volumes averaged 11,321 BOE per day for the third quarter of 2005, an increase of 6% over initial Trust production of 10,610 BOE per day and an increase of 5% over the second quarter average production. Third quarter production consisted of 49.4 MMcf per day of natural gas and 3,086 bbls per day of oil and natural gas liquids.

2005 THIRD QUARTER REPORT TO UNITHOLDERS

The Trust's fourth quarter 2005 production will be impacted by the payout of the Wild River discovery well which came on production late in 2004. The Trust expects new production from current drilling activities to offset reduced production of approximately 500 BOE per day due to the Wild River payout by the end of the fourth quarter. The Trust is projecting exiting the year at between 11,300 and 11,500 BOE per day.

During the third quarter the Trust drilled 12 CBM wells at its Clive project. Pipeline construction, planned for the third quarter, of a new, large diameter gathering line was delayed due to weather. This pipeline was completed during the month of October with 20 wells scheduled for tie in and initial production during the fourth quarter.

The Trust is planning to drill 20 (13.4 net) wells during the fourth quarter and 27 gross wells (11.5 net) during the first quarter of 2006. Of these wells 9.2 net will be at Columbia/Harlech, 9 net CBM wells at Clive and 6.7 net wells in other areas. Capital expenditures for this program will be $18.5 million in the fourth quarter and $18.8 million in the first quarter of 2006.

During fourth quarter of 2005 and the first quarter of 2006 the Trust also anticipates that 10 to 12 wells will be drilled at Columbia/Harlech and Brazeau, 2 wells will be drilled at Westerose and 2 wells will be drilled on the Peace River Arch by Fairquest Energy Limited under farmout agreements. On average, the farmout agreements provide for the Fairquest to earn a 60%-70% interest by paying 100% of the costs. As such, the Trust retains a 30%-40% interest without making additional capital expenditures.

During the third quarter the Trust put a number of natural gas hedges in place for the winter of 2005/2006. Total volumes hedged amount to approximately 35% of forecast production volumes with a floor price of $10 per mcf ($60 per BOE). The majority of these hedges include a floor price and participating interests of 50 to 100% above the floor price.

Strong demand for services and equipment due to record industry activity levels continue to exert upward pressure on field operating costs. As a result, operating costs averaged $9.20 per BOE for the quarter, and are expected to average $8.50 to $9.00 per BOE going forward.

OUTLOOK

Commodity prices remained volatile over the third quarter of 2005. However, based on the recent growth in production and the current outlook for commodity prices and hedges in place, the Trust anticipates delivering stable distributions to unitholders for the remainder of 2005 and 2006. In addition to our drilling based strategy, we continue to look at acquisitions in our core operating areas that would provide for accretive production and reserve growth as well as undeveloped land to utilize our strong technical staff for organic growth opportunities.

Steven R. VanSickle
President and CEO,
November 4, 2005

M D & A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 4, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review third quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the nine months ended September 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward-Looking Statements: This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

Non-GAAP Terms: This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.

BOE Conversions: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method applicable at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

TRUST CONVERSION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Ltd. ("Fairquest") and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and the Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

M D & A

TRUST OPERATIONS COMMENCING JUNE 1, 2005

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the third quarter 2005 interim report and financial statements include operations as the Trust for the three months ended September 30, 2005 and include five months of operations of the former Fairborne Energy Ltd. and four months of operations as Fairborne Energy Trust for the nine months ended September 30, 2005.

THIRD QUARTER 2005 RESULTS

Production

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Natural gas (Mcf per day)	49,412	32,569	52	[illegible]	26,964	80
Crude oil (bbls per day)	[illegible]	3,038	(12)	[illegible]	2,497	11
Natural gas liquids (bbls per day)	[illegible]	348	16	407	243	67
Total (BOE per day)	11,321	8,814	28	[illegible]	7,234	56
Natural gas % of production	73%	62%	18	72%	62%	16

Fairborne's third quarter production averaged 11,321 BOE per day, 5% higher than the immediately preceding second quarter of 2005 (10,826 BOE per day), and 6% higher than the Trust's first month of operations in June 2005 (10,610 BOE per day). Natural gas production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter contributed to the production increases for the third quarter of 2005.

Natural gas production averaged 49.4 MMcf per day in the third quarter 2005, 5% higher than the immediately preceding second quarter of 2005 (47.1 MMcf per day), reflecting new production in the Peace River Arch and Columbia/Harlech added late in the second quarter. Compared to the prior year, the 80% increase in natural gas production for the nine months ended September 30, 2005 reflects successful drilling and acquisition activities undertaken throughout 2004 and 2005 with new production on the Peace River Arch and Columbia/Harlech properties, as well as coal bed methane ("CBM") wells in the Clive area.

Crude oil and NGL production for the third quarter of 2005 averaged 3,086 bbls per day, consistent with second quarter 2005 average production of 2,980 bbls per day. Compared to third quarter 2004, crude oil and NGL production has decreased from 3,386 bbls per day as a result of natural production declines and the Trust's focus on natural gas properties. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in early 2005, accounted for the 16% increase in oil production compared to 2004 on a year-to-date basis.

The Trust's fourth quarter 2005 production will be impacted by a reduction to the Trust's working interest in the Wild River area resulting from the payout of a significant well during the fourth quarter. The Trust expects new production from current drilling activities to offset reduced production of

approximately 500 BOE per day due to the anticipated Wild River payout by the end of the fourth quarter.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the third quarter and nine months ended September 30, 2005 as compared to the same period in 2004:

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Natural gas ($ per Mcf)	9.20	6.66	38	8.00	6.69	20
Crude oil ($ per bbl)	[illegible]	49.16	44	[illegible]	45.22	34
Natural gas liquids ($ per bbl)	52.40	47.65	10	[illegible]	44.65	9
BOE ($ per BOE)	[illegible]	43.49	35	[illegible]	42.03	21
Benchmark Prices						
WTI -Edmonton par (Cdn$ per bbl)	[illegible]	56.61	38	[illegible]	51.20	34
AECO (Cdn$ per Mcf)						
Monthly Index	[illegible]	6.67	22	[illegible]	6.79	9
Daily Index	[illegible]	6.22	49	[illegible]	6.54	20

HEDGING - PHYSICAL SALES CONTRACTS

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure to budgeted annual cash flow projections; and
- help ensure transaction economics on acquisitions.

Due to recent volatility in commodity energy markets, Fairborne's approach to price risk management involves a portfolio based strategy which utilizes shorter hedges with primarily floor based instruments. In addition, Fairborne has moved towards using natural gas instruments that settle against the daily price indexes rather than monthly indexes to maximize upside exposure in current market conditions. Utilizing primarily floor based instruments (collars, participating swaps, puts) allows the Trust to benefit from upside price exposure.

NATURAL GAS

During the third quarter of 2005, an average of 14,007 Mcf per day was committed to physical sales contracts representing 28% of the Trust's natural gas production under fixed price contracts. Fairborne realized a natural gas price of $9.20 per Mcf for the third quarter of 2005 and a natural gas price of $8.00 per Mcf on a year to date basis, an increase of 20% compared to 2004.

The following table summarizes the outstanding physical sales contracts for natural gas, including contracts entered into after September 30, 2005:

Month	Floor Volume (Mcf/day)	Average Floor Price ($/Mcf)	Ceiling Volume (Mcf/day)	Average Ceiling Price ($/Mcf)
October 2005	13,636	7.930	12,727	9.031
November 2005	16,364	8.549	2,727	8.800
December 2005	12,727	9.257	3,636	14.190
January 2006	15,455	9.468	5,455	13.174
February 2006	15,455	9.468	5,455	13.174
March 2006	15,455	9.468	5,455	13.174
April-October 2006	3,636	9.147	1,818	9.955

Crude oil

During the third quarter the Trust had an average of 830 bbls per day of crude oil committed to physical sales contracts with an average floor price of US$55.00 per bbl. The Trust realized a price of CDN$70.88 per bbl for the third quarter of 2005, 44% higher than the same quarter in 2004. The year to date realized price was CDN$60.40 per bbl which was a 34% increase on a comparative basis to 2004.

The following table summarizes the outstanding physical sales contracts on crude oil, including contracts entered into after September 30, 2005:

Month	Floor Volume (bbls/day)	Average Floor Price ($US/bbl)	Ceiling Volume (bbls/day)	Average Ceiling Price ($US/bbl)
October 2005	1,100	55.00	500	65.20
November 2005	1,100	55.00	500	65.20
December 2005	1,100	55.00	500	65.20
January 2006	500	60.00	500	60.00
February 2006	500	60.00	500	60.00
March 2006	500	60.00	500	60.00

Petroleum and Natural Gas Revenue

	Three months ended September 30,			Nine months ended September 30,		
($thousands)	2005	2004	%	2005	2004	%
Natural gas	41,837	20,059	109	105,918	49,398	114
Crude oil	17,530	13,681	28	45,639	31,040	47
Natural gas liquids	1,937	1,529	27	5,390	2,978	81
Other income	382	122	213	1,050	213	393
Total	61,686	35,391	74	157,997	83,629	89

Fairborne's revenue for the third quarter of 2005 increased 26% over the second quarter 2005 due to increases in both production and commodity prices. Revenue increases of 74% for the three months ended and 89% for the nine months ended September 30, 2005 compared to the same period in 2004, also reflected strong commodity prices and a substantial growth in the Trust's production base.

Royalties

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Royalties, net *($thousands)*	[illegible]	7,404	75	[illegible]	18,117	87
As a % of sales	21.0%	20.9%	–	21.4%	21.7%	(1)
Per BOE	12.44	9.13	36	[illegible]	9.14	20

Fairborne's reported royalty rate of 21.0% for the third quarter of 2005 was consistent with the prior year. On a year to date basis, the 2005 royalty rate of 21.4% was slightly lower compared to 2004 (21.7%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 capital cost allowance recorded in the second quarter of 2005.

Transportation Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Transportation costs *($thousands)*	[illegible]	42	n/a	[illegible]	95	n/a
Per BOE	[illegible]	0.05	n/a	[illegible]	0.05	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

Production Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Production costs *($thousands)*	[illegible]	6,048	58	[illegible]	14,789	78
Per BOE	9.20	7.46	23	[illegible]	7.46	15

Fairborne's third quarter production expenses of $9.6 million, or $9.20 per BOE included third party processing fee adjustments for the first half of 2005 of approximately $0.3 million. Compared to 2004, the increase in BOE operating costs on a quarter-over-quarter and year to date basis reflects general increases in industry service costs as well as Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

The Trust anticipates production costs to average $8.50 to $9.00 per BOE for the remainder of 2005.

Operating Netbacks

	Three months ended September 30,			Nine months ended September 30,		
($ per BOE)	2005	2004	%	2005	2004	%
Petroleum and natural gas sales	[illegible]	43.49	35	[illegible]	42.08	21
Other income	0.37	0.15	147	[illegible]	0.11	209
Royalty expense	(12.44)	(9.13)	36	[illegible]	(9.14)	20
Transportation expense	[illegible]	(0.05)	n/a	[illegible]	(0.05)	n/a
Production expenses	[illegible]	(7.46)	23	[illegible]	(7.46)	15
Operating netback	[illegible]	27.00	35	[illegible]	25.54	22

Stronger commodity prices offset increases in royalties, transportation costs and production expenses to effect a 35% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as a 22% increase on a year-to-date basis.

General and Administrative ("G&A") Expenses

	Three months ended September 30,			Nine months ended September 30,		
($ thousands except as noted)	2005	2004	%	2005	2004	%
G&A expenses, net of recoveries	[illegible]	1,214	2	[illegible]	3,836	1
Trust Unit compensation costs	[illegible]	259	193	[illegible]	580	132
Total G&A expenses	[illegible]	1,473	36	[illegible]	4,416	19
G&A expenses per BOE	1.19	1.50	(21)	[illegible]	1.93	(35)
Trust unit compensation costs per BOE	[illegible]	0.31	135	0.44	0.29	52

Fairborne recorded $1.2 million of G&A expenses for the third quarter of 2005, representing a rate of $1.19 per BOE. In total, G&A expenses are consistent with 2004 on a quarter over quarter and year to date basis, after recoveries. On a BOE basis, third quarter G&A costs per BOE have decreased by 21% compared to the second quarter of 2004 and have decreased on a year to date basis by 35% compared to 2004, consistent with increased production.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the third quarter of 2005, $395,000 was credited to G&A expenses as a recovery under this Agreement with $434,000 recovered over the four month period beginning June 1, 2005.

Compensation expense of $760,000 for the third quarter of 2005 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. On a year to date basis, compensation expense also includes regular amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. Amortization of stock options which had not been recognized prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Interest expense *($thousands)*	1,2[illegible]	687	78	[illegible]	1,575	113
Per BOE	1.17	0.85	38	[illegible]	0.79	38

Interest expense of $1.2 million for the third quarter of 2005 was consistent with $1.2 million recorded for the immediately preceding second quarter. Compared to the prior year, interest expense has increased for both the three and nine months ended September 30, 2005 as a result of higher debt levels.

Trust conversion costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings for the nine months ended September 30, 2005.

Depletion, Depreciation and Accretion (DD&A)

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Depletion, depreciation and accretion *($thousands)*	[illegible]	12,853	34	[illegible]	28,146	79
Per BOE	16.57	15.85	5	16.41	14.20	16

On a BOE basis, DD&A of $16.57 per BOE in the third quarter of 2005 was consistent with the preceding second quarter of 2005 and was 5% higher than the third quarter of 2004. For the nine months ended September 30, 2005, the DD&A rate increased 16% to $16.41 per BOE primarily due to acquisitions in 2004 which were recorded at fair values in excess of existing DD&A rates at the time of acquisition.

Taxes

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Capital taxes	177	212	(17)	531	387	37
Future taxes	(250)	3,209	(108)	3,282	6,560	(50)
Total taxes	(73)	3,421	(102)	3,813	6,947	(45)
Per BOE	(0.07)	4.22	(102)	1.24	3.51	(65)

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. During the third quarter of 2005, Fairborne recorded a future tax recovery of $250,000. Fairborne does not anticipate paying cash income taxes in its operating entities in 2005 as these entities have sufficient tax pools to offset taxable income. The Trust is also a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Funds generated from operations	[illegible]	19,784	79	[illegible]	44,830	88
Per unit - basic	[illegible]	$0.48	63	[illegible]	$1.17	52
Per unit - diluted	[illegible]	$0.44	52	[illegible]	$1.09	48
Net income	[illegible]	3,463	347	[illegible]	9,544	142
Per unit - basic	[illegible]	$0.08	325	[illegible]	$0.25	96
Per unit - diluted	[illegible]	$0.08	313	[illegible]	$0.23	113

Fueled by high commodity prices, funds generated from operations for the third quarter of 2005 increased 49% compared to the second quarter of 2005 and 79% compared to the third quarter of 2004. For the nine months ended September 30, 2005, funds generated from operations increased 88% due to increased production levels and high commodity prices.

Net income for the third quarter of 2005 reflected increased funds generated from operations as well as reduced future income taxes associated with the new tax structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	2005	2004	2005	2004
Exploration and development				
Land and lease acquisitions	[illegible]	1,510	[illegible]	3,633
Geological and geophysical	[illegible]	87	[illegible]	7,173
Drilling, completions and workovers	[illegible]	25,411	[illegible]	42,985
Well equipment and facilities	[illegible]	8,899	[illegible]	22,005
Corporate assets	[illegible]	81	[illegible]	282
	[illegible]	35,988	[illegible]	76,078
Acquisitions, net of dispositions	[illegible]	68,426	[illegible]	168,988
Conversion of exchangeable shares	[illegible]	-	[illegible]	-
Total	[illegible]	104,414	[illegible]	245,066

During the third quarter of 2005, the Trust spent $7.8 million on drilling and completion activities, including drilling a total of 26 (14.3 net) wells drilled resulting in 22 (12.5 net) natural gas wells, and 4 (1.8 net) oil wells for a success rate of 100%.

Well equipment and facility expenditures of $7.9 million included expenditures on the Trust's Clive, Gordondale and Wild River properties. At Clive, the Trust continued to build pipelines and make modifications to allow CBM gas to be delivered directly to sales receipt points. At Gordondale, the Trust installed facilities which allowed the first sour oil production to commence. At Wild River, the follow-up well to the original discovery well was brought on production.

During the third quarter, Fairborne also completed a minor property disposition and disposed of a portion of its interest in a gas facility on the Trust's Basset Lake property.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million in the second quarter of 2005. The conversion of exchangeable shares since June 1, 2005 has been recorded as a $8.1 million acquisition of petroleum and natural gas assets ($3.6 million in the third quarter 2005) based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital Deficiency and Bank Indebtedness

At September 30, 2005, the Trust had net debt of $127.6 which included $128.5 million in bank indebtedness offset by working capital of $0.9 million. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million. In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the Trust's total facility to $180 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility, being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, Fairborne issued approximately 45 million Trust units and 7 million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During the third quarter of 2005, 271,599 exchangeable shares were converted into 276,123 Trust Units. Since the trust conversion on June 1, 2005, 683,898 exchangeable shares have been converted into 688,412 Trust units. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At September 30, 2005, the exchange ratio was 1 exchangeable share to 1.02694 Trust units.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units under the Trust Incentive Plan. During the third quarter of 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued. The total estimated fair value of units granted of $9.3 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of November 4, 2005, the Trust had 46,041,887 Trust Units, and 5,953,204 exchangeable shares outstanding.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of between 50% and 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

During the third quarter of 2005, commodity prices remained exceptionally strong resulting in higher cash available for distribution than anticipated, and therefore, a payout ratio of only 42% of distributable cash. In response to stronger prices and excess cash available for distribution, Fairborne has increased its monthly distributions by 18% from $0.11 per Unit to $0.13 per Unit commencing with the December 15, 2005 distribution.

	Three months ended September 30,	Four months ended September 30,
	[illegible]	[illegible]
Funds generated from operations	[illegible]	[illegible]
Less: One-time 2004 credits on crown royalties booked in June	–	([illegible])
Cash withheld	([illegible])	([illegible])
Cash distributions declared	[illegible]	[illegible]
Cash distributions per unit per month	$0.11	[illegible]
Payout ratio	[illegible]	[illegible]

M D & A

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	[illegible]	Q2 2005	Q1 2005	Q4 2004
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales	[illegible]	48,807	47,434	41,976
Funds generated from operations	[illegible]	23,760	25,294	21,569
Per unit - basic	[illegible]	$0.47	$0.51	$0.47
Per unit - diluted	[illegible]	$0.47	$0.48	$0.46
Net Income	[illegible]	2,719	4,908	4,158
Per unit - basic	[illegible]	$0.05	$0.10	$0.09
Per unit - diluted	[illegible]	$0.05	$0.09	$0.08
Total assets	[illegible]	451,849	480,089	434,830
Working capital deficit (excess)	[illegible]	7,758	16,823	20,839
Bank indebtedness	[illegible]	124,580	106,513	77,219
Operations				
Average production				
Natural gas (Mcf per day)	[illegible]	47,077	49,030	43,480
Crude oil (bbls per day)	[illegible]	2,558	3,047	2,892
Natural gas liquids (bbls per day)	[illegible]	422	398	495
Total (BOE per day)	[illegible]	10,826	11,617	10,633

	Q2 2004	Q2 2004	Q1 2004	Q4 2003 (restated)
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales	35,391	29,787	18,450	15,523
Funds generated from operations	19,784	15,033	9,953	8,409
Per unit - basic	$ 0.48	$ 0.39	$ 0.31	$ 0.27
Per unit - diluted	$ 0.44	$ 0.36	$ 0.28	$ 0.23
Net Income	3,463	2,786	3,295	2,308
Per unit - basic	$ 0.08	$ 0.07	$ 0.10	$ 0.05
Per unit - diluted	$ 0.08	$ 0.07	$ 0.09	$ 0.06
Total assets	379,450	272,115	266,308	139,925
Working capital deficit	25,393	8,626	17,196	1,430
Bank indebtedness	69,698	76,159	73,674	7,941
Operations				
Production				
Natural gas (Mcf per day)	32,569	30,410	17,853	14,835
Crude oil (bbls per day)	3,038	2,492	1,956	2,144
Natural gas liquids (bbls per day)	348	241	139	182
Total (BOE per day)	8,814	7,801	5,071	4,799

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne is also exposed to federal government tax initiatives including the September 2005 discussion paper on the tax status and structure of income trusts. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)		September 30, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 210	$ 241
Accounts receivable		[illegible]	36,608
Prepaid expenses and deposits		[illegible]	3,090
		[illegible]	39,939
Capital assets	(Note 2)	[illegible]	378,721
Goodwill		16,170	16,170
		$ [illegible]	$ 434,830
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ [illegible]	$ 60,778
Cash distributions payable		[illegible]	–
Bank indebtedness	(Note 3)	[illegible]	77,219
		[illegible]	137,997
Bank indebtedness	(Note 3)	[illegible]	–
Non-controlling interest	(Note 5)	[illegible]	–
Asset retirement obligation	(Note 4)	[illegible]	13,196
Future income taxes		[illegible]	35,860
UNITHOLDERS' EQUITY			
Unitholders' capital	(Note 6)	[illegible]	220,151
Contributed surplus	(Note 6)	[illegible]	1,094
Accumulated earnings		[illegible]	26,532
Accumulated distributions		([illegible])	–
		[illegible]	247,777
		$ [illegible]	$ 434,830

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($thousands, except per unit amounts)

(Unaudited)		For the three months ended September 30, 2005	2004	For the nine months ended September 30, 2005	2004
Revenue					
Petroleum and natural gas		$ [illegible]	$ 35,391	$ [illegible]	$ 83,629
Royalties		([illegible])	(7,404)	([illegible])	(18,117)
Transportation		([illegible])	(42)	([illegible])	(95)
		[illegible]	27,945	[illegible]	65,417
Expenses					
Production		[illegible]	6,048	[illegible]	14,789
General and administrative		[illegible]	1,473	[illegible]	4,416
Interest		[illegible]	687	[illegible]	1,575
Trust conversion costs	(Note 1)	–	–	[illegible]	–
Depletion, depreciation and accretion		[illegible]	12,853	[illegible]	28,146
		[illegible]	21,051	[illegible]	48,926
Income before taxes		[illegible]	6,884	[illegible]	16,491
Taxes					
Future (reduction)		([illegible])	3,209	[illegible]	6,560
Capital		[illegible]	212	[illegible]	387
		([illegible])	3,421	[illegible]	6,947
Net income before non-controlling interest		[illegible]	3,463	[illegible]	9,544
Non-controlling interest	(Note 5)	[illegible]	–	[illegible]	–
Net income		[illegible]	3,463	[illegible]	9,544
Accumulated earnings, beginning of period		[illegible]	18,911	[illegible]	12,830
Plan of Arrangement	(Note 1)	–	–	([illegible])	–
Reclassification of deficit pursuant to Plan of Arrangement		–	–	[illegible]	–
Accumulated earnings, end of period		$ [illegible]	$ 22,374	$ [illegible]	$ 22,374
Net income per unit	(Note 6)				
Basic		$ [illegible]	$ 0.03	$ [illegible]	$ 0.25
Diluted		$ [illegible]	$ 0.03	$ [illegible]	$ 0.23

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

($thousands)

(Unaudited)	For the three months ended September 30, 2005	2004	For the nine months ended September 30, 2005	2004
Cash provided by (used in):				
Operating activities				
Net income	$ [illegible]	$ 3,463	$ 23,100	$ 9,544
Items not involving cash				
Depletion, depreciation and accretion	[illegible]	12,853	[illegible]	28,146
Compensation expense	[illegible]	259	[illegible]	500
Trust conversion costs (Note 1)	–	–	3,424	–
Future income taxes (reduction)	[illegible]	3,209	[illegible]	6,560
Non-controlling interest	[illegible]	–	[illegible]	–
	[illegible]	19,784	[illegible]	44,830
Asset retirement expenditures	[illegible]	(96)	[illegible]	(113)
Change in non-cash working capital	[illegible]	3,946	[illegible]	(7,024)
	[illegible]	23,634	70,140	37,693
Financing activities				
Issuance of common shares, net of costs	–	18,773	214	58,982
Buy-out of stock options (Note 1)	–	–	[illegible]	–
Distributions to unitholders	[illegible]	–	[illegible]	–
Equipment lease payments	–	–	–	(2,573)
Bank indebtedness	[illegible]	(18,977)	[illegible]	49,241
	[illegible]	(204)	[illegible]	105,650
Investing activities				
Capital expenditures	[illegible]	(35,988)	[illegible]	(76,078)
Disposition of petroleum and natural gas properties	[illegible]	(10)	[illegible]	10,668
Acquisition of petroleum and natural gas properties	–	(693)	–	(111,933)
Change in non-cash working capital	[illegible]	14,742	[illegible]	29,635
	[illegible]	(21,949)	[illegible]	(147,708)
Change in cash and cash equivalents	–	1,481	(25)	(4,365)
Cash and cash equivalents, beginning of period	210	306	241	6,152
Cash and cash equivalents, end of period	$ 216	$ 1,787	$ 216	$ 1,787
Cash interest paid	$ [illegible]	$ 719	$ 3,237	$ 1,607
Cash taxes paid	$ [illegible]	$ 160	$ 1,214	$ 335

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and securityholders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at September 30, 2005, accounts receivable included $2.6 million due from Fairquest.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Petroleum and natural gas properties and equipment	$ 41,712
Future income tax asset	1,903
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Net assets transferred and reduction in share capital	$ 32,858

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

Settlement of outstanding options and warrants for common shares	$ 34,643
Settlement of outstanding options for cash	9,805
Contributed surplus related to outstanding options	(4,902)
Future tax benefit of cash settlement	(3,334)
Plan of arrangement costs and reduction in accumulated earnings	$ 36,212

2. CAPITAL ASSETS

	September 30, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	$ [illegible],101	$ 436,826
Corporate assets	[illegible]	1,032
	[illegible],147	437,858
Accumulated depletion and depreciation	([illegible],642)	(59,137)
	$ [illegible]	$ 378,721

As at September 30, 2005, costs related to unproved properties in the amount of $18.6 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. BANK INDEBTEDNESS

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the total facility to $180 million.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ [illegible]	$ 6,165
Acquisitions	–	5,769
Liabilities incurred	[illegible]	1,176
Dispositions	[illegible]	(643)
Liabilities settled	[illegible]	(189)
Accretion expense	[illegible]	918
Balance, end of period	$ [illegible]	$ 13,196

5. NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a reconciliation of the non-controlling interest for the nine months ended September 30, 2005:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	-	$ -
Issued pursuant to Plan of Arrangement (Note 6b)	7,000	27,859
Interest in accumulated earnings	-	2,902
Converted to Trust Units	(684)	(2,722)
Balance, September 30, 2005	6,316	$ 28,039

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At September 30, 2005, the exchange ratio was 1:1.02694. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

6. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

a) *Trust Units of Fairborne Energy Trust*

	Number	Amount
Balance, beginning of period	-	$ -
Issued pursuant to Plan of Arrangement (Note 6b)	44,979	179,006
Issued on conversion of exchangeable shares	688	8,030
Balance, September 30, 2005	45,667	$ 187,036

During the period June 1 to September 30, 2005, 683,888 exchangeable shares were converted into 688,412 Trust Units. The market value of Trust Units issued on conversion was $8.1 million resulting in a reduction in non-controlling interest of $2.7 million, an increase in capital assets of $8.1 million and a future tax liability of $2.7 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If Trust Units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) *Common Shares of Fairborne Energy Ltd.*

	2005 Number of Shares	Amount
Balance, December 31, 2004	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 1)	-	(32,863)
Reduction in capital for reclassification of deficit	-	(6,832)
Future tax impact of flow through shares	-	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 5)	(7,000)	(27,859)
Balance, September 30, 2005	-	$ -

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Basic	[illegible]	41,620	47,503	38,248
Diluted	[illegible]	44,851	52,441	41,235

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, Exchangeable shares, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,800 Restricted Units and 291,400 Performance Units with an estimated fair value of $9.5 million. During the three months ended September 30, 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued with an estimated fair value of $0.8 million. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity of Fairborne Energy Ltd. for the nine months ended September 30, 2005:

	Number of options	Weighted average exercise price
Balance, December 31, 2004	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Balance, September 30, 2005	–	$ –

The weighted average fair value of stock options granted during 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

Balance, December 31, 2004	$ 1,034
Options granted	400
Options exercised	(16)
Options vested under Plan of Arrangement	3,424
Options settled for cash and shares	(4,902)
Units issued under trust incentive plan	945
Balance, September 30, 2005	$ 885

7. COMMODITY CONTRACTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through physical sales contracts with customers.

The following table summarizes the crude oil physical sales contracts outstanding at September 30, 2005:

Period	Volume	Price
October 1 to December 31, 2005	300 bbls/day	Floor of WTI CDN$67.65
October 1 to December 31, 2005	300 bbls/day	Floor of WTI US$55.00
October 1 to December 31, 2005	500 bbls/day	WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl
January 1 to March 31, 2006	500 bbls/day	WTI US$60.00

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the natural gas physical sales contracts outstanding at September 30, 2005:

Remaining term	Volume	Price
October 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
October 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
October 1 to October 31, 2005	7,000 GJ/day	AECO C Daily Index with a floors between CDN $7.00/GJ and CDN$7.50/GJ and ceilings between CDN $8.15/GJ and $8.78/GJ.
October 1 to November 30, 2005	3,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ
October 1 to November 30, 2005	1,000 GJ/day	CDN $7.43/GJ plus 50% of the AECO C Daily Index over CDN $7.43/GJ (floor of $7.43/GJ)
November 1 to November 30, 2005	2,000 GJ/day	CDN $8.10/GJ plus 50% of the AECO C Monthly Index over CDN $8.10/GJ (floor of $8.10/GJ)
November 1 to November 30, 2005	7,000 GJ/day	CDN $7.57/GJ or CDN $8.18/GJ plus 50% of the AECO C Daily Index over CDN $7.57/GJ or CDN $8.18/GJ (floor of $7.57/GJ or $8.18/GJ)
November 1, 2005 to March 31, 2006	3,000 GJ/day	CDN $8.00/GJ or CDN $8.05 plus 50% of the AECO C Monthly Index over CDN $8.00/GJ or CDN $8.05 (floor of $8.00/GJ or $8.05/GJ)
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.20/GJ plus 50% of the AECO C Daily Index over CDN $8.20/GJ (floor of $8.20/GJ)
December 1, 2005 to March 31, 2006	4,000 GJ/day	AECO C Daily Index with a floors between CDN $8.00/GJ and CDN$8.25/GJ and ceilings between CDN $10.15/GJ and $15.65/GJ.
December 1, 2005 to March 31, 2006	5,000 GJ/day	CDN $8.67/GJ or CDN $9.43 plus 50% of the AECO C Daily Index over CDN $8.67/GJ or CDN $9.43 (floor of $8.67/GJ or $9.43/GJ)
January 1 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ
April 1 to October 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $7.50/GJ and a ceiling of CDN $9.05/GJ

UNIT HOLDER INFORMATION

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

Gilbert Laustsen
Jung Associates Ltd.

Sproule Associates Ltd.

BANK

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
McCarthy Tetrault LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbol: FEL.UN
Exchangeable Shares: FXL

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special Meeting of Shareholders.

DIRECTORS

Robert Hodgins
Investor and Corporate
Director

Johannes J. Nieuwenburg
Chairman
C1 Energy Ltd.

Michael E.J. Phelps
Chairman
Dornoch Capital Inc.

Steven R. VanSickle
President and CEO
Fairborne Energy Trust

Richard A. Walls
President and CEO
Fairquest Energy Limited

Rodney D. Wimer
President
Mazama Capital Partners

OFFICERS

Steven R. VanSickle
President and CEO

David L. Summers
COO

Aaron G. Grandberg
Vice President Finance and
CFO

Shaun E. Alspach
Vice President
Business Development

David S. Gyurbalisty
Vice President
Engineering

F. Tom Park
Vice President
Marketing

Gary M. Poirier
Vice President
Production

David E.T. Pyke
Vice President
Land and Contracts

James E. Young
Vice President
Exploration

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

File #82-34836

M D & A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 4, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review third quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the nine months ended September 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

Non-GAAP Terms This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks", which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.

BOE Conversions Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method applicable at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

TRUST CONVERSION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Ltd. ("Fairquest") and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and the Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

M D & A

TRUST OPERATIONS COMMENCING JUNE 1, 2005

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the third quarter 2005 interim report and financial statements include operations as the Trust for the three months ended September 30, 2005 and include five months of operations of the former Fairborne Energy Ltd. and four months of operations as Fairborne Energy Trust for the nine months ended September 30, 2005.

THIRD QUARTER 2005 RESULTS

Production

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Natural gas (Mcf per day)	49,412	32,569	52	[illegible]	26,964	80
Crude oil (bbls per day)	2,604	3,038	(12)	2,762	2,497	11
Natural gas liquids (bbls per day)	402	348	16	407	243	67
Total (BOE per day)	[illegible]	8,814	28	[illegible]	7,234	56
Natural gas % of production	73%	62%	18	72%	62%	16

Fairborne's third quarter production averaged 11,321 BOE per day, 5% higher than the immediately preceding second quarter of 2005 (10,826 BOE per day), and 6% higher than the Trust's first month of operations in June 2005 (10,610 BOE per day). Natural gas production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter contributed to the production increases for the third quarter of 2005.

Natural gas production averaged 49.4 MMcf per day in the third quarter 2005, 5% higher than the immediately preceding second quarter of 2005 (47.1 MMcf per day), reflecting new production in the Peace River Arch and Columbia/Harlech added late in the second quarter. Compared to the prior year, the 80% increase in natural gas production for the nine months ended September 30, 2005 reflects successful drilling and acquisition activities undertaken throughout 2004 and 2005 with new production on the Peace River Arch and Columbia/Harlech properties, as well as coal bed methane ("CBM") wells in the Clive area.

Crude oil and NGL production for the third quarter of 2005 averaged 3,006 bbls per day, consistent with second quarter 2005 average production of 2,900 bbls per day. Compared to third quarter 2004, crude oil and NGL production has decreased from 3,386 bbls per day as a result of natural production declines and the Trust's focus on natural gas properties. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in early 2005, accounted for the 16% increase in oil production compared to 2004 on a year-to-date basis.

The Trust's fourth quarter 2005 production will be impacted by a reduction to the Trust's working interest in the Wild River area resulting from the payout of a significant well during the fourth quarter. The Trust expects new production from current drilling activities to offset reduced production of

approximately 500 BOE per day due to the anticipated Wild River payout by the end of the fourth quarter.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the third quarter and nine months ended September 30, 2005 as compared to the same period in 2004:

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Natural gas ($ per Mcf)	9.20	6.66	38	8.00	6.69	20
Crude oil ($ per bbl)	[illegible]	49.16	44	[illegible]	45.22	34
Natural gas liquids ($ per bbl)	[illegible]	47.65	10	[illegible]	44.65	9
BOE ($ per BOE)	[illegible]	43.49	35	[illegible]	42.03	21
Benchmark Prices						
WTI - Edmonton par (Cdn$ per bbl)	[illegible]	56.61	38	[illegible]	51.20	34
AECO (Cdn$ per Mcf)						
Monthly Index	[illegible]	6.67	22	[illegible]	6.79	9
Daily Index	[illegible]	6.22	49	[illegible]	6.54	20

HEDGING – PHYSICAL SALES CONTRACTS

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure to budgeted annual cash flow projections; and
- help ensure transaction economics on acquisitions.

Due to recent volatility in commodity energy markets, Fairborne's approach to price risk management involves a portfolio based strategy which utilizes shorter hedges with primarily floor based instruments. In addition, Fairborne has moved towards using natural gas instruments that settle against the daily price indexes rather than monthly indexes to maximize upside exposure in current market conditions. Utilizing primarily floor based instruments (collars, participating swaps, puts) allows the Trust to benefit from upside price exposure.

NATURAL GAS

During the third quarter of 2005, an average of 14,007 Mcf per day was committed to physical sales contracts representing 28% of the Trust's natural gas production under fixed price contracts. Fairborne realized a natural gas price of $9.20 per Mcf for the third quarter of 2005 and a natural gas price of $8.00 per Mcf on a year to date basis, an increase of 20% compared to 2004.

File #82-34836

M D & A

The following table summarizes the outstanding physical sales contracts for natural gas, including contracts entered into after September 30, 2005:

Month	Floor Volume (Mcf/day)	Average Floor Price ($/Mcf)	Ceiling Volume (Mcf/day)	Average Ceiling Price ($/Mcf)
October 2005	13,636	7.930	12,727	9.031
November 2005	16,364	8.549	2,727	8.800
December 2005	12,727	9.257	3,636	14.190
January 2006	15,455	9.468	5,455	13.174
February 2006	15,455	9.468	5,455	13.174
March 2006	15,455	9.468	5,455	13.174
April-October 2006	3,636	9.147	1,818	9.955

CRUDE OIL

During the third quarter the Trust had an average of 830 bbls per day of crude oil committed to physical sales contracts with an average floor price of US$55.00 per bbl. The Trust realized a price of CDN$70.88 per bbl for the third quarter of 2005, 44% higher than the same quarter in 2004. The year to date realized price was CDN$60.40 per bbl which was a 34% increase on a comparative basis to 2004.

The following table summarizes the outstanding physical sales contracts on crude oil, including contracts entered into after September 30, 2005:

Month	Floor Volume (bbls/day)	Average Floor Price ($US/bbl)	Ceiling Volume (bbls/day)	Average Ceiling Price ($US/bbl)
October 2005	1,100	55.00	500	65.20
November 2005	1,100	55.00	500	65.20
December 2005	1,100	55.00	500	65.20
January 2006	500	60.00	500	60.00
February 2006	500	60.00	500	60.00
March 2006	500	60.00	500	60.00

Petroleum and Natural Gas Revenue

($thousands)	Three months ended September 30, 2005	2004	%	Nine months ended September 30, 2005	2004	%
Natural gas	41,917	20,059	109	105,918	49,398	114
Crude oil	17,500	13,681	28	45,539	31,040	47
Natural gas liquids	1,937	1,529	27	5,390	2,978	81
Other income	302	122	213	1,050	213	393
Total	61,656	35,391	74	157,897	83,629	89

Fairborne's revenue for the third quarter of 2005 increased 26% over the second quarter 2005 due to increases in both production and commodity prices. Revenue increases of 74% for the three months ended and 89% for the nine months ended September 30, 2005 compared to the same period in 2004, also reflected strong commodity prices and a substantial growth in the Trust's production base.

Royalties

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Royalties, net *($thousands)*	[illegible]	7,404	75	[illegible]	18,117	87
As a % of sales	21.0%	20.9%	–	21.4%	21.7%	(1)
Per BOE	12.44	9.13	36	[illegible]	9.14	20

Fairborne's reported royalty rate of 21.0% for the third quarter of 2005 was consistent with the prior year. On a year to date basis, the 2005 royalty rate of 21.4% was slightly lower compared to 2004 (21.7%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 capital cost allowance recorded in the second quarter of 2005.

Transportation Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Transportation costs *($thousands)*	[illegible]	42	n/a	[illegible]	95	n/a
Per BOE	[illegible]	0.05	n/a	0.07	0.05	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

Production Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Production costs *($thousands)*	[illegible]	6,048	59	[illegible]	14,789	78
Per BOE	9.20	7.46	23	[illegible]	7.46	15

Fairborne's third quarter production expenses of $9.6 million, or $9.20 per BOE included third party processing fee adjustments for the first half of 2005 of approximately $0.3 million. Compared to 2004, the increase in BOE operating costs on a quarter-over-quarter and year to date basis reflects general increases in industry service costs as well as Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

The Trust anticipates production costs to average $8.50 to $9.00 per BOE for the remainder of 2005.

Operating Netbacks

	Three months ended September 30,			Nine months ended September 30,		
($ per BOE)	2005	2004	%	2005	2004	%
Petroleum and natural gas sales	[illegible]	43.49	35	[illegible]	42.08	21
Other income	0.27	0.15	147	[illegible]	0.11	209
Royalty expense	(12.44)	(9.13)	36	[illegible]	(9.14)	20
Transportation expense	[illegible]	(0.05)	n/a	[illegible]	(0.05)	n/a
Production expenses	[illegible]	(7.46)	23	[illegible]	(7.46)	15
Operating netback	[illegible]	27.00	35	[illegible]	25.54	22

Stronger commodity prices offset increases in royalties, transportation costs and production expenses to effect a 35% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as a 22% increase on a year-to-date basis.

General and Administrative ("G&A") Expenses

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
G&A expenses, net of recoveries	[illegible]	1,214	2	[illegible]	3,836	1
Trust Unit compensation costs	[illegible]	259	193	[illegible]	580	132
Total G&A expenses	[illegible]	1,473	36	[illegible]	4,416	19
G&A expenses per BOE	[illegible]	1.50	(21)	[illegible]	1.93	(35)
Trust unit compensation costs per BOE	[illegible]	0.31	135	0.44	0.29	52

Fairborne recorded $1.2 million of G&A expenses for the third quarter of 2005, representing a rate of $1.19 per BOE. In total, G&A expenses are consistent with 2004 on a quarter over quarter and year to date basis, after recoveries. On a BOE basis, third quarter G&A costs per BOE have decreased by 21% compared to the second quarter of 2004 and have decreased on a year to date basis by 35% compared to 2004, consistent with increased production.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the third quarter of 2005, $395,000 was credited to G&A expenses as a recovery under this Agreement with $434,000 recovered over the four month period beginning June 1, 2005.

Compensation expense of $760,000 for the third quarter of 2005 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. On a year to date basis, compensation expense also includes regular amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. Amortization of stock options which had not been recognized prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Interest expense *($thousands)*	1,228	687	78	[illegible]	1,575	113
Per BOE	1.17	0.85	38	1.09	0.79	38

Interest expense of $1.2 million for the third quarter of 2005 was consistent with $1.2 million recorded for the immediately preceding second quarter. Compared to the prior year, interest expense has increased for both the three and nine months ended September 30, 2005 as a result of higher debt levels.

Trust conversion costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock-based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings for the nine months ended September 30, 2005.

Depletion, Depreciation and Accretion (DD&A)

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Depletion, depreciation and accretion *($thousands)*	[illegible]	12,853	34	[illegible]	28,146	79
Per BOE	16.57	15.85	5	16.41	14.20	16

On a BOE basis, DD&A of $16.57 per BOE in the third quarter of 2005 was consistent with the preceding second quarter of 2005 and was 5% higher than the third quarter of 2004. For the nine months ended September 30, 2005, the DD&A rate increased 16% to $16.41 per BOE primarily due to acquisitions in 2004 which were recorded at fair values in excess of existing DD&A rates at the time of acquisition.

Taxes

($thousands except as noted)	Three months ended September 30, 2005	2004	%	Nine months ended September 30, 2005	2004	%
Capital taxes	177	212	(17)	531	387	37
Future taxes	(250)	3,209	(108)	3,202	6,560	(50)
Total taxes	(73)	3,421	(102)	[illegible]	6,947	(45)
Per BOE	(0.07)	4.22	(102)	1.24	3.51	(65)

M D & A

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. During the third quarter of 2005, Fairborne recorded a future tax recovery of $250,000. Fairborne does not anticipate paying cash income taxes in its operating entities in 2005 as these entities have sufficient tax pools to offset taxable income. The Trust is also a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Funds generated from operations	35,403	19,784	79	84,403	44,830	88
Per unit - basic	$0.78	$0.48	63	$1.78	$1.17	52
Per unit - diluted	$0.67	$0.44	52	$1.61	$1.09	48
Net Income	11,402	2,463	347	23,100	9,544	142
Per unit - basic	$0.34	$0.08	325	$0.49	$0.25	96
Per unit - diluted	$0.33	$0.08	313	$0.49	$0.23	113

Fueled by high commodity prices, funds generated from operations for the third quarter of 2005 increased 49% compared to the second quarter of 2005 and 79% compared to the third quarter of 2004. For the nine months ended September 30, 2005, funds generated from operations increased 88% due to increased production levels and high commodity prices.

Net income for the third quarter of 2005 reflected increased funds generated from operations as well as reduced future income taxes associated with the new tax structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	2005	2004	2005	2004
Exploration and development:				
Land and lease acquisitions	[illegible]	1,510	[illegible]	3,633
Geological and geophysical	190	87	[illegible]	7,173
Drilling, completions and workovers	7,820	25,411	[illegible]	42,985
Well equipment and facilities	[illegible]	8,899	[illegible]	22,005
Corporate assets	[illegible]	81	[illegible]	282
	10,570	35,988	[illegible]	76,078
Acquisitions, net of dispositions	[illegible]	68,426	[illegible]	168,988
Conversion of exchangeable shares	3,610	–	8,110	–
Total	10,640	104,414	[illegible]	245,066

During the third quarter of 2005, the Trust spent $7.8 million on drilling and completion activities, including drilling a total of 26 (14.3 net) wells drilled resulting in 22 (12.5 net) natural gas wells, and 4 (1.8 net) oil wells for a success rate of 100%.

Well equipment and facility expenditures of $7.9 million included expenditures on the Trust's Clive, Gordondale and Wild River properties. At Clive, the Trust continued to build pipelines and make modifications to allow CBM gas to be delivered directly to sales receipt points. At Gordondale, the Trust installed facilities which allowed the first sour oil production to commence. At Wild River, the follow-up well to the original discovery well was brought on production.

During the third quarter, Fairborne also completed a minor property disposition and disposed of a portion of its interest in a gas facility on the Trust's Basset Lake property.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million in the second quarter of 2005. The conversion of exchangeable shares since June 1, 2005 has been recorded as a $8.1 million acquisition of petroleum and natural gas assets ($3.6 million in the third quarter 2005) based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

File #82-34836

M D & A

Working Capital Deficiency and Bank Indebtedness

At September 30, 2005, the Trust had net debt of $127.6 which included $128.5 million in bank indebtedness offset by working capital of $0.9 million. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million. In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the Trust's total facility to $180 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility, being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, Fairborne issued approximately 45 million Trust units and 7 million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During the third quarter of 2005, 271,599 exchangeable shares were converted into 276,123 Trust Units. Since the trust conversion on June 1, 2005, 683,888 exchangeable shares have been converted into 688,412 Trust units. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At September 30, 2005, the exchange ratio was 1 exchangeable share to 1.02694 Trust units.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units under the Trust Incentive Plan. During the third quarter of 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued. The total estimated fair value of units granted of $9.3 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of November 4, 2005, the Trust had 46,041,887 Trust Units, and 5,953,204 exchangeable shares outstanding.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of between 50% and 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

During the third quarter of 2005, commodity prices remained exceptionally strong resulting in higher cash available for distribution than anticipated, and therefore, a payout ratio of only 42% of distributable cash. In response to stronger prices and excess cash available for distribution, Fairborne has increased its monthly distributions by 18% from $0.11 per Unit to $0.13 per Unit commencing with the December 15, 2005 distribution.

	Three months ended September 30, 2005	Four months ended September 30, 2005
Funds generated from operations	30,4[illegible]	[illegible]
Less: One-time 2004 credits on crown royalties booked in June	–	([illegible])
Cash withheld	([illegible])	([illegible])
Cash distributions declared	[illegible]	[illegible]
Cash distributions per unit per month	$0.11	$0.11
Payout ratio	[illegible]	[illegible]

File #82-34836

M D & A

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Financial ($ thousands, except per unit amounts)				
Petroleum and natural gas sales	[illegible]	48,807	47,434	41,976
Funds generated from operations	[illegible]	23,760	25,294	21,569
Per unit - basic	[illegible]	$0.47	$0.51	$0.47
Per unit - diluted	[illegible]	$0.47	$0.48	$0.45
Net income	[illegible]	2,719	4,903	4,158
Per unit - basic	[illegible]	$0.05	$0.10	$0.09
Per unit - diluted	[illegible]	$0.05	$0.09	$0.08
Total assets	[illegible]	451,849	480,089	434,830
Working capital deficit (excess)	[illegible]	7,758	16,823	20,839
Bank indebtedness	[illegible]	124,580	106,513	77,219
Operations				
Average production				
Natural gas (Mcf per day)	[illegible]	47,077	49,030	43,480
Crude oil (bbls per day)	[illegible]	2,558	3,047	2,892
Natural gas liquids (bbls per day)	[illegible]	422	398	495
Total (BOE per day)	[illegible]	10,826	11,617	10,633

	Q2 2004	Q2 2004	Q1 2004	Q4 2003 (restated)
Financial ($ thousands, except per unit amounts)				
Petroleum and natural gas sales	35,391	29,787	18,450	15,523
Funds generated from operations	19,784	15,033	9,963	8,409
Per unit - basic	$ 0.48	$ 0.39	$ 0.31	$ 0.27
Per unit - diluted	$ 0.44	$ 0.35	$ 0.28	$ 0.23
Net income	3,453	2,786	3,295	2,303
Per unit - basic	$ 0.08	$ 0.07	$ 0.10	$ 0.05
Per unit - diluted	$ 0.08	$ 0.07	$ 0.09	$ 0.05
Total assets	379,450	272,115	265,338	139,925
Working capital deficit	25,393	8,626	17,196	1,430
Bank indebtedness	69,698	76,159	73,674	7,941
Operations				
Production				
Natural gas (Mcf per day)	32,569	30,410	17,853	14,835
Crude oil (bbls per day)	3,038	2,492	1,956	2,144
Natural gas liquids (bbls per day)	348	241	139	182
Total (BOE per day)	8,814	7,801	5,071	4,799

File #82-34836

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne is also exposed to federal government tax initiatives including the September 2005 discussion paper on the tax status and structure of income trusts. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)		September 30, 2005	December 31, 2004
		(unaudited)	(audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 210	$ 241
Accounts receivable		[illegible]	36,608
Prepaid expenses and deposits		4,904	3,090
		52,920	39,939
Capital assets	(Note 2)	380,506	378,721
Goodwill		16,170	16,170
		$ [illegible]	$ 434,830
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ [illegible]	$ 60,778
Cash distributions payable		[illegible]	-
Bank indebtedness	(Note 3)	[illegible]	77,219
		[illegible]	137,997
Bank indebtedness	(Note 3)	[illegible]	-
Non-controlling interest	(Note 5)	[illegible]	-
Asset retirement obligation	(Note 4)	12,070	13,196
Future income taxes		[illegible]	35,860
UNITHOLDERS' EQUITY			
Unitholders' capital	(Note 6)	[illegible]	220,151
Contributed surplus	(Note 6)	[illegible]	1,094
Accumulated earnings		[illegible]	26,532
Accumulated distributions		[illegible]	-
		[illegible]	247,777
		$ [illegible]	$ 434,830

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($thousands, except per unit amounts)

(Unaudited)		For the three months ended September 30, 2005	2004	For the nine months ended September 30, 2005	2004
Revenue					
Petroleum and natural gas		$ [illegible]	$ 35,391	$ [illegible]	$ 83,629
Royalties		[illegible]	(7,404)	[illegible]	(18,117)
Transportation		[illegible]	(42)	[illegible]	(95)
		[illegible]	27,945	[illegible]	65,417
Expenses					
Production		[illegible]	6,048	[illegible]	14,789
General and administrative		[illegible]	1,473	[illegible]	4,416
Interest		[illegible]	687	[illegible]	1,575
Trust conversion costs	(Note 1)	–	–	[illegible]	–
Depletion, depreciation and accretion		[illegible]	12,853	[illegible]	28,146
		[illegible]	21,051	[illegible]	48,926
Income before taxes		[illegible]	6,804	[illegible]	16,491
Taxes					
Future (reduction)		[illegible]	3,209	[illegible]	6,560
Capital		[illegible]	212	[illegible]	387
		[illegible]	3,421	[illegible]	6,947
Net income before non-controlling interest		[illegible]	3,463	[illegible]	9,544
Non-controlling interest	(Note 5)	[illegible]	–	[illegible]	–
Net income		[illegible]	3,463	[illegible]	9,544
Accumulated earnings, beginning of period		[illegible]	18,911	[illegible]	12,830
Plan of Arrangement	(Note 1)	–	–	[illegible]	–
Reclassification of deficit pursuant to Plan of Arrangement		–	–	[illegible]	–
Accumulated earnings, end of period		$ [illegible]	$ 22,374	$ [illegible]	$ 22,374
Net income per unit	(Note 6)				
Basic		$ [illegible]	$ 0.03	$ [illegible]	$ 0.25
Diluted		$ [illegible]	$ 0.03	$ [illegible]	$ 0.23

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

($thousands)

(Unaudited)	For the three months ended September 30, 2005	For the three months ended September 30, 2004	For the nine months ended September 30, 2005	For the nine months ended September 30, 2004
Cash provided by (used in):				
Operating activities				
Net income	$ 16,402	$ 3,463	$ 23,100	$ 9,544
Items not involving cash				
Depletion, depreciation and accretion	17,259	12,853	50,393	28,146
Compensation expense	700	259	1,346	500
Trust conversion costs (Note 1)	–	–	3,424	–
Future income taxes (reduction)	(200)	3,209	3,202	6,560
Non-controlling interest	2,150	–	2,002	–
	36,403	19,784	84,469	44,830
Asset retirement expenditures	(1,591)	(95)	(775)	(113)
Change in non-cash working capital	(4,034)	3,946	(8,590)	(7,024)
	[illegible]	23,634	70,149	37,693
Financing activities				
Issuance of common shares, net of costs	–	18,773	214	58,982
Buy-out of stock options (Note 1)	–	–	(6,003)	–
Distributions to unitholders	(15,017)	–	(40,917)	–
Equipment lease payments	–	–	–	(2,573)
Bank indebtedness	3,900	(18,977)	81,320	49,241
	(11,040)	(204)	35,721	105,650
Investing activities				
Capital expenditures	(10,676)	(35,938)	(97,102)	(76,078)
Disposition of petroleum and natural gas properties	3,649	(10)	3,649	10,668
Acquisition of petroleum and natural gas properties	–	(693)	–	(111,933)
Change in non-cash working capital	(3,919)	14,742	(21,330)	29,635
	(10,952)	(21,949)	(114,895)	(147,708)
Change in cash and cash equivalents	–	1,481	(25)	(4,365)
Cash and cash equivalents, beginning of period	210	305	241	6,152
Cash and cash equivalents, end of period	$ 210	$ 1,787	$ 216	$ 1,787
Cash interest paid	$ [illegible]	$ 719	$ 3,237	$ 1,607
Cash taxes paid	$ [illegible]	$ 160	$ 1,214	$ 335

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and securityholders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at September 30, 2005, accounts receivable included $2.6 million due from Fairquest.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Petroleum and natural gas properties and equipment	$ 41,712
Future income tax asset	1,908
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Net assets transferred and reduction in share capital	$ 32,863

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

Settlement of outstanding options and warrants for common shares	$ 34,643
Settlement of outstanding options for cash	9,805
Contributed surplus related to outstanding options	(4,902)
Future tax benefit of cash settlement	(3,334)
Plan of arrangement costs and reduction in accumulated earnings	$ 36,212

2. CAPITAL ASSETS

	September 30, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	$ 406,101	$ 436,826
Corporate assets	3,046	1,032
	409,147	437,858
Accumulated depletion and depreciation	(100,642)	(59,137)
	$ 308,505	$ 378,721

As at September 30, 2005, costs related to unproved properties in the amount of $18.6 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. BANK INDEBTEDNESS

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the total facility to $180 million.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 13,196	$ 6,165
Acquisitions	–	5,769
Liabilities incurred	309	1,176
Dispositions	(707)	(643)
Liabilities settled	(778)	(189)
Accretion expense	652	918
Balance, end of period	$ 12,670	$ 13,196

5. NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a reconciliation of the non-controlling interest for the nine months ended September 30, 2005:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	–	$ –
Issued pursuant to Plan of Arrangement (Note 6b)	7,000	27,859
Interest in accumulated earnings	–	2,902
Converted to Trust Units	(684)	(2,722)
Balance, September 30, 2005	6,316	$ 28,039

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At September 30, 2005, the exchange ratio was 1:1.02694. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

a) Trust Units of Fairborne Energy Trust

	Number	Amount
Balance, beginning of period	-	$ -
Issued pursuant to Plan of Arrangement (Note 6b)	44,979	179,006
Issued on conversion of exchangeable shares	688	8,080
Balance, September 30, 2005	45,667	$ 187,086

During the period June 1 to September 30, 2005, 683,888 exchangeable shares were converted into 688,412 Trust Units. The market value of Trust Units issued on conversion was $8.1 million resulting in a reduction in non-controlling interest of $2.7 million, an increase in capital assets of $8.1 million and a future tax liability of $2.7 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If Trust Units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) Common Shares of Fairborne Energy Ltd.

	2005 Number of Shares	Amount
Balance, December 31, 2004	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 1)	-	(32,863)
Reduction in capital for reclassification of deficit	-	(6,832)
Future tax impact of flow through shares	-	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 5)	(7,000)	(27,859)
Balance, September 30, 2005	-	$ -

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Basic	[illegible]	41,620	[illegible]	38,248
Diluted	[illegible]	44,851	52,441	41,235

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, Exchangeable shares, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units with an estimated fair value of $8.5 million. During the three months ended September 30, 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued with an estimated fair value of $0.8 million. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity of Fairborne Energy Ltd. for the nine months ended September 30, 2005:

	Number of options	Weighted average exercise price
Balance, December 31, 2004	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Balance, September 30, 2005	–	$ –

The weighted average fair value of stock options granted during 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

Balance, December 31, 2004	$ 1,094
Options granted	400
Options exercised	(16)
Options vested under Plan of Arrangement	3,424
Options settled for cash and shares	(4,902)
Units issued under trust incentive plan	945
Balance, September 30, 2005	$ 945

7. COMMODITY CONTRACTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through physical sales contracts with customers.

The following table summarizes the crude oil physical sales contracts outstanding at September 30, 2005:

Period	Volume	Price
October 1 to December 31, 2005	300 bbls/day	Floor of WTI CDN$67.65
October 1 to December 31, 2005	300 bbls/day	Floor of WTI US$55.00
October 1 to December 31, 2005	500 bbls/day	WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl
January 1 to March 31, 2006	500 bbls/day	WTI US$60.00

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the natural gas physical sales contracts outstanding at September 30, 2005:

Remaining term	Volume	Price
October 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
October 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
October 1 to October 31, 2005	7,000 GJ/day	AECO C Daily Index with a floors between CDN $7.00/GJ and CDN$7.50/GJ and ceilings between CDN $8.15/GJ and $8.78/GJ.
October 1 to November 30, 2005	3,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ
October 1 to November 30, 2005	1,000 GJ/day	CDN $7.43/GJ plus 50% of the AECO C Daily Index over CDN $7.43/GJ (floor of $7.43/GJ)
November 1 to November 30, 2005	2,000 GJ/day	CDN $8.10/GJ plus 50% of the AECO C Monthly Index over CDN $8.10/GJ (floor of $8.10/GJ)
November 1 to November 30, 2005	7,000 GJ/day	CDN $7.57/GJ or CDN $8.18/GJ plus 50% of the AECO C Daily Index over CDN $7.57/GJ or CDN $8.18/GJ (floor of $7.57/GJ or $8.18/GJ)
November 1, 2005 to March 31, 2006	3,000 GJ/day	CDN $8.00/GJ or CDN $8.05 plus 50% of the AECO C Monthly Index over CDN $8.00/GJ or CDN $8.05 (floor of $8.00/GJ or $8.05/GJ)
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.20/GJ plus 50% of the AECO C Daily Index over CDN $8.20/GJ (floor of $8.20/GJ)
December 1, 2005 to March 31, 2006	4,000 GJ/day	AECO C Daily Index with a floors between CDN $8.00/GJ and CDN$8.25/GJ and ceilings between CDN $10.15/GJ and $15.65/GJ.
December 1, 2005 to March 31, 2006	5,000 GJ/day	CDN $8.67/GJ or CDN $9.43 plus 50% of the AECO C Daily Index over CDN $8.67/GJ or CDN $9.43 (floor of $8.67/GJ or $9.43/GJ)
January 1 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ
April 1 to October 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $7.50/GJ and a ceiling of CDN $9.05/GJ